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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             MARINE BANCSHARES, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   568139 10 9
                                 (CUSIP Number)

                                 EARL G. HODGES
                              2140 COACH HOUSE LANE
                                NAPLES, FL 34105
                                 (941) 262-8617
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                FEBRUARY 10, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)





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
CUSIP No. 568139 10 9                                         13D                                   Page 2 of  5
-----------------------------------------                                             -----------------------------------------
1.           NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

             EARL G. HODGES
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [  ]
                                                                                                                (b) [  ]
             N/A

3.           SEC USE ONLY


4.           SOURCE OF FUNDS*

             PF

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [  ]
             N/A

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

NUMBER       7.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY       62,833
OWNED BY
EACH
REPORTING
PERSON
WITH
             8.    SHARED VOTING POWER

                   0
             9.    SOLE DISPOSITIVE POWER

                   62,833
             10.   SHARED DISPOSITIVE POWER

                   0
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             62,833

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [  ]

             N/A

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.4%

14.          TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                         SCHEDULE 13D OF EARL G. HODGES
              RESPECTING THE SECURITIES OF MARINE BANCSHARES, INC.


ITEM 1.        SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the $.01 par value common stock (the "Common Stock") of Marine Bancshares, Inc., a Florida corporation (the "Issuer" or "Marine"), whose principal executive offices are located at 2325 Vanderbilt Beach Road, Naples, Florida 34109.

ITEM 2.        IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Earl G. Hodges, an individual whose address is 2140 Coach House Lane, Naples, FL 34105. Mr. Hodges is a member of the Board of Directors of the Issuer.


         Mr. Hodges is a licensed mortician currently acting as Funeral Director and consultant to Hodges Funeral Chapel, a funeral home whose principal business address is 3520 U.S. 41 North, Naples, FL 35103.

         Mr. Hodges has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Hodges is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Certain of the securities which are the subject of this filing were originally acquired by Mr. Hodges by purchase from the underwriters in the initial registered public offering of the Issuer on February 10, 1999. Additional shares of the Issuer have been acquired since that date by purchase in the public markets. The source of all of the funds used for such purchases was personal funds of Mr. Hodges. Mr. Hodges has used an aggregate of $514,182 to purchase these securities. In addition to these purchases, Mr. Hodges is deemed to be the beneficial owner of 10,833 shares of the Issuer by reason of the vesting of presently exercisable warrants originally granted in connection with the Issuer's registered initial public offering.

ITEM 4.        PURPOSE OF TRANSACTION.


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         The acquisitions effected by Mr. Hodges were for the purpose of investment only and are without any intent to obtain or exercise control over the Issuer. Mr. Hodges has no plans or proposals which relate to or would result in the occurrence of any of the acts listed in the text of Item 4(a) through (j) of Schedule 13D.

         Mr. Hodges is a member of the Board of Directors of the Issuer and a member of the Compensation Committee thereof. Mr. Hodges is thus a member of the Issuer's senior management.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. Hodges beneficially owns in the aggregate 62,833 shares of the Issuer's Common Stock, which includes currently exercisable warrants to purchase 10,833 shares of Common Stock. Mr. Hodges beneficially owns approximately 5.4% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

         (b) Mr. Hodges possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by him.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         No exhibits are filed with this Schedule 13D.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 19, 2000                      /s/ Earl G. Hodges
                                     ----------------------------------------
                                             Earl G. Hodges


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